Western Digital Corporation 5601 Great Oaks Parkway San Jose, CA 95119 Tel: 408.717.6000

February 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Western Digital Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on February 3, 2022.

Respectfully submitted,

WESTERN DIGITAL CORPORATION

By:	/s/ Gene Zamiska
Name:	Gene Zamiska
Title:	Senior Vice President, Global Accounting and Chief Accounting Officer